SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)(1)

                          General Maritime Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    Y2692M103
                                    ---------
                                 (CUSIP Number)

                             Peter C. Georgiopoulos
                          General Maritime Corporation
                               35 West 56th Street
                               New York, NY 10019
                                 (212) 763-5600

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                             Attn: Thomas E. Molner
                                 (212) 715-9100
                                 --------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 17, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)


-------------------------

(1) The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                        13D                    Page 2 of 7 pages
    CUSIP No. 82 6917-10-6
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    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Peter C. Georgiopoulos
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                      (b) [  ]
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

          OO (see Item 3)
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                       [  ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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          NUMBER OF               7     SOLE VOTING POWER

            SHARES                      3,022,604(1)
                               -------------------------------------------------
         BENEFICIALLY             8     SHARED VOTING POWER

        OWNED BY EACH                   None
                               -------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER

         PERSON WITH                    3,022,604(1)
                               -------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,022,604(1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


-----------------------------
(1)    See response to Item 5.

                                  SCHEDULE 13D

      Item 1.     Security and Issuer.

            This Statement on Schedule 13D (the "Schedule") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of General Maritime Corporation, a Marshall Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 35 West 56th Street, New York, New York 10019.

      Item 2.     Identity and Background.

            (a)   Peter C. Georgiopoulos (the "Reporting Person").

            (b) The business address of the Reporting Person is c/o General Maritime Corporation, 35 West 56th Street, New York, New York 10019.

            (c) The Reporting Person is the Chairman, Chief Executive Officer and Director of the Issuer.

            (d) The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)   The Reporting Person is a citizen of the United States.

      Item 3.     Source and Amount of Funds or Other Consideration.

            This Schedule is being filed to reflect the acquisition by the Reporting Person of beneficial ownership of 87,500 shares of Common Stock issuable upon the exercise of options which vested on June 15, 2002 (the "Vesting Options"). The Reporting Person is the owner of options, including the Vesting Options, to purchase an aggregate of 350,000 shares of Common Stock at an exercise price of $18.00 per share (the "Options"). The Options were granted on June 11, 2001 in connection with the Issuer's recapitalization transactions described in greater detail in Item 5 below. The remaining 262,500 Options will vest in three equal annual installments beginning on June 15, 2003. No cash consideration was paid in exchange for the Options.

      Item 4.     Purpose of Transaction.

            The Reporting Person serves as the Chairman and Chief Executive Officer and a Director of the Issuer. The Vesting Options and the other Options were received as compensation for services rendered to the Issuer. The acquisition of the Options, and the vesting of the Vesting Options reported on this Schedule, is solely for investment purposes.

            As a director and executive officer of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

            Except as indicated in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through
            (j) of Item 4 of Schedule 13D.

      Item 5.     Interest in Securities of Issuer.

            (a) The Reporting Person beneficially owns an aggregate of 3,022,604 shares of Common Stock, representing approximately 8.2% of the shares of Common Stock outstanding. An aggregate of 87,500 of these shares are issuable upon exercise of the Vesting Options, which vested on June 15, 2002.

                  The Reporting Person, directly or through controlled entities, received the reported shares other than the shares issuable upon exercise of the Vesting Options in a recapitalization of the Issuer on June 12, 2001, the date of the Issuer's initial public offering. All of the reported shares, other than those issuable upon exercise of the Vesting Options, were reported on the Reporting Person's Schedule 13G filed with the Securities and Exchange Commission on February 14, 2002. As part of the recapitalization, the Reporting Person received shares in exchange for his general partnership interests in seven limited partnerships owning ocean-going tanker vessels that were contributed by various persons in the recapitalization to the Issuer. The Reporting Person also received shares in exchange for a management company contributed to the Issuer. Under the exchange formula relating to the management company, the Reporting Person received that number of shares which, when valued at the IPO price, were equal in value to 10% of the difference between (i) the aggregate adjusted net asset value of 22 vessels contributed by various persons (directly or indirectly) to the Issuer (based on a formula prescribed for this purpose) and (ii) the pre-IPO capitalization of the Issuer.

                  Approximately 1,352,034 of the shares received by the Reporting Person in the recapitalization were deposited into a series of escrow accounts. Of these, approximately 297,149 were deposited into a purchase price calculation escrow account, approximately 297,149 were deposited into an indemnity escrow account and approximately 757,736 were deposited in a collar adjustment escrow account. The plan of recapitalization provided that shares in the price calculation escrow account would be reallocated at a later date based upon the closing balance sheets of the entities and assets contributed by various persons to the Issuer as of the time of the recapitalization. As a result of the price recalculation which became final in July 2002, the number of shares over which the Reporting Person has beneficial ownership was determined to be approximately 36,375 shares fewer than the number which was preliminarily calculated. In the event of a breach of representations and warranties made as of the time of closing of the recapitalization, shares in the indemnity escrow account would have been recovered by the Issuer. No claim was made by the Issuer in respect of such a breach of representations and warranties and, as a result, the Reporting Person did not have to relinquish any shares held for his account in the indemnity escrow.

                  The Reporting Person, through controlled entities, has the right to receive additional shares from the collar adjustment escrow or be obligated to relinquish shares held in this escrow depending on the average closing price of Common Stock during the twenty trading days ending on June 12, 2002 (the one year anniversary of the IPO) or, if earlier, the time at which the Issuer consummates a secondary offering or offerings of at least one-third of the shares issued in the recapitalization. No such offering occurred prior to June 12, 2002. Based on the relevant closing prices, it is anticipated that the Reporting Person will be required to relinquish shares of Common Stock pursuant to the adjustment.

                  After the closing of the recapitalization, the Reporting Person retained his interest in the two limited liability companies affiliated with Wexford Capital LLC for which his affiliates acted as operating member. Under the terms of the governing agreements of those limited liability companies, the affiliates of the Reporting Person are entitled to their pro rata share (based upon their capital contributions) of any distributions made to the members of those companies. Additionally, the affiliates of the Reporting Person are entitled to receive 20% of the other members' shares of such distributions, after the other members have recovered their capital contributions plus a preferred return. If the limited liability companies affiliated with Wexford Capital LLC distributed the shares of Common Stock which they hold to their members in accordance with their governing agreements, the Reporting Person would receive an estimated additional 447,200 shares of Common Stock (based on a per share price of $10.00, the closing price of Common Stock on June 18, 2002). This estimate is only for the purpose of describing the magnitude of the interest of the Reporting Person in these companies - the Reporting Person cannot cause these companies to make a distribution and the agreements governing the companies do not contemplate distribution of securities which are not freely tradable. The shares owned by affiliates of Wexford Capital LLC have not been distributed by the limited liability companies to their members, and, accordingly, the Reporting Person's interest in such shares is not reported on this Schedule.

                  An affiliate of the Reporting Person is a party to an agreement with an owner of 50% of the entity which owned the STAVANGER PRINCE, a vessel the Issuer acquired as part of the recapitalization, pursuant to which the affiliate is entitled to 20% of any increase in the value of the owner's interest in the vessel. The agreement does not provide for distribution of proceeds in the form of securities to the affiliate of the Reporting Person, and the affiliate does not have any voting or disposition rights with respect to any securities owned by the entity with which he has this agreement. Accordingly, the Reporting Person's interest in such shares is not reported on this Schedule. If this entity were to distribute to the affiliate of the Reporting Person its portion of the proceeds in the form of shares of Common Stock (assuming for the sake of this calculation a price of $10.00 per share, the closing price of Common Stock on June 18, 2002, and excluding related costs and expenses to the entity), the Reporting Person would receive an estimated additional 57,381 shares of Common Stock.

                  The foregoing transactions are further described in the Issuer's Registration Statement on Form S-1 (File No. 333-49814) under the captions "Recapitalization and Acquisitions", "Principal Shareholders" and "Certain Relationships and Related Transactions" and in the Issuer's Proxy Statement for its 2002 Annual Meeting of Shareholders.

            (b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule.

            (c) The Reporting Person acquired beneficial ownership of the 87,500 shares of Common Stock issuable upon exercise of the Vesting Options as of April 17, 2002, sixty days before the June 15, 2002 vesting date of the Vesting Options.

            (d)   Not applicable.

            (e)   Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The recapitalization transactions described in Item 5 above occurred pursuant to the Issuer's Plan of Recapitalization, a copy of which is incorporated by reference as Exhibit A to this Schedule. The Reporting Person is not a party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, other than his employment agreement and option agreement with the Issuer, which were filed as exhibits to the Issuer's Registration Statements on Form S-1/A, filed on June 6, 2001 and June 12, 2001, respectively, and are incorporated by reference as Exhibits B and C to this Schedule.

      Item 7.     Material to be Filed as Exhibits.

            Exhibit A:  Plan of Recapitalization (incorporated by reference to
                        Amendment No. 5 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 12, 2001)

            Exhibit B:  Employment Agreement, dated June 12, 2001, between
                        General Maritime Corporation (f/k/a General Maritime Ship Holdings Ltd.) and Peter C. Georgiopoulos (incorporated by reference to Amendment No. 4 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 6, 2001)

            Exhibit C:  Incentive Stock Option Grant Certificate, dated June 12,
                        2001, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to Amendment No. 5 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 12, 2001)

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such undersigned is true, complete and correct.



Dated: August 12, 2002                    /s/ Peter C. Georgiopoulos
                                          -------------------------------
                                          Peter C. Georgiopoulos